EXHIBIT 9.1

Domtar Inc.
Base Shelf Prospectus — Earnings Coverage Ratios
November 2003

	12 Mths Ended	Q4	9 Mths ended	12 Mths ended
Description	Dec. 31, 2002	2002	Sept 30, 2003	Sept 30, 2003

(in millions of Cdn Dollars)		A	B	= A+B
Numerator
Consolidated Net Income	141	38	38	76
Add Back: Income Tax Expense	56	15	6	21
Add Back: Interest (Financing Expenses)	192	46	130	176

Earnings (Numerator) per NI 44-101	389	99	174	273

Denominator
Interest (Financing Expense)	192	46	130	176
Add: Interest Capitalized	2	2	2	4
Pro Forma adjustment re the offering*	—	—	—	—
Pro Forma adjust. re the debt repayments in 2003	(3)		(3)	(3)
Pro Forma adjustment — add back LTD restructuring charge of Norampac included in Financing Costs (per note 7 in DTC Q3 2003 Interim F/S)	—		(10)	(10)

Interest Requirements (Denominator) per NI 44-101	191	48	119	167

Earnings Coverage Ratio	2.04			1.63

* No pro forma adjustments related to the offering were made as this calculation was for the base shelf prospectus.

The base shelf discloses that there are no adjustments included related to the offering.

References

— In accordance with National Instrument 44-101 Form 44-101F3 Item 7

— Numbers are from 2002 Annual Report; Q3 2003 Interim Financial Statements and Q4 2003 Press Release (on Jan 29, 2003)